Exhibit 21.1

SUBSIDIARIES OF GATEWAY, INC.

Name of Entity	Jurisdiction
AD Technologies, LLC	Delaware
eMachines Internet Group, Inc.	Delaware
Gateway 2000 Asia Pte., Ltd.	Singapore
Gateway Canada Corp.	Canada
Gateway Companies, Inc.	Delaware
Gateway Computers Ireland Limited	Ireland
Gateway Direct, Inc.	Delaware
Gateway Europe, B.V.	Netherlands
Gateway France, SAS	France
Gateway International Computers, Ltd.	Ireland
Gateway International Holdings, Inc.	Delaware
Gateway KK	Japan
Gateway Malaysia SDN BHD	Malaysia
Gateway Manufacturing, LLC	Delaware
Gateway New Zealand Ltd.	New Zealand
Gateway Pro Partners, LLC (less than wholly owned)	Delaware
Gateway Professional, LLC	Delaware
Gateway Singapore Pte Ltd.	Singapore
Gateway Spain, S.L.	Spain
Gateway Sub II, LLC	Delaware
Gateway Technologies, Inc.	Delaware
Gateway US Retail, Inc.	Delaware
Gateway, Ltd.	United Kingdom
GTW de Mexico, S. de R.L. de C.V.	Mexico
Nicolas Insurance Company, Ltd.	Bermuda
Servicios Profesionales de Acceso, S. de R.L. de C.V.	Mexico